SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 6, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     This Report contains a copy of the following:
(1)	The Press Release issued on November 6, 2007.

Amsterdam • 06 November 2007
ING Direct to acquire US online brokerage to support further growth
ING Direct announced today that it has reached an agreement with ShareBuilder Corporation to acquire its online brokerage business for USD220 million (EUR152 million) to extend its retail investment products range and geographical spread in the US. The impact of this acquisition is equivalent to 27 bps of the debt equity ratio of ING Group.
Under the terms of the agreement, ING DIRECT USA, the largest direct bank in the US, will acquire 100% of ShareBuilder Corporation’s outstanding equity-related interests. ShareBuilder is a privately-held Seattle-based brokerage company with a low-cost, direct business model. Like ING DIRECT USA, ShareBuilder targets early stage investors through a limited set of simple and high-value investment products including Stocks, Exchange Traded Funds, Options and Automatic Investment Plans.
Dick Harryvan, ING Group Executive Board member and CEO of ING Direct said, “This acquisition is in line with ING Direct’s aim to become the world’s most preferred consumer bank by expanding geographically and developing its product range, while focusing on growing its mortgage business and investment services.”
ING DIRECT USA looks to meet the complete financial needs of the American investor. This transaction will add cost-effective investment options to ING DIRECT’s consumer product offerings, which currently include online savings, payment accounts and home mortgages. ING DIRECT USA will absorb 661,000 of ShareBuilder’s customers (as of 30 September 2007), helping ING Direct reach its 20 millionth customer worldwide.
Arkadi Kuhlmann, President and CEO of ING DIRECT USA said, “ING DIRECT has revolutionised banking by empowering savers with great value and unmatched customer service. Sharebuilder’s online brokerage business will provide ING DIRECT customers with a low-cost, easy-to-understand tool to invest on a regular basis. Both companies share a mission to enable the American investor build and manage wealth in a straightforward manner.”
ING’s direct banking expertise, combined with Sharebuilder’s online brokerage expertise will facilitate a smooth integration and maximization of synergies to achieve ING Direct’s growth targets. Both companies promote regular investment and long-term savings.
The transaction is subject to approval by the relevant authorities and is expected to close by the end of 2007.

Press enquiries: Pilar Teixeira, ING Group	+ (31) 20 541 5469, pilar.teixeira@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in 50 countries. With a diverse workforce of over 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
About ING DIRECT USA
ING DIRECT USA, America’s largest direct bank and fourth-largest thrift, is dedicated to inspiring Americans to become a nation of savers. Since its inception in 2000, more than 6 million Americans have entrusted their savings with ING DIRECT, building the bank to $70 billion in assets. For more information on ING DIRECT, or to learn more about the bank’s high-value products, including the Orange Savings Account and the Orange Mortgage, visit www.ingdirect.com or call 1-800-ING DIRECT.
About ShareBuilder
ShareBuilder Securities Corporation (www.sharebuilder.com) is an online brokerage designed for long-term investing. The company’s vision is to increase the personal savings rate of the average American by helping people build and manage wealth over the long term. Customers pay low fees on individual transactions, have no account or investment minimums and can choose from three automatic, dollar-based investing programs. In addition to its brokerage business, ShareBuilder Corporation owns and operates ShareBuilder 401(k), which provides simple, flexible and affordable 401(k) plans to small business owners (www.sharebuilder401k.com). ShareBuilder Securities Corporation, a subsidiary of ShareBuilder Corporation, is a registered broker-dealer and member NASD/SIPC. ShareBuilder Advisors, LLC, a subsidiary of ShareBuilder Corporation, is a registered investment advisor.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 6, 2007